FREEDOM INVESTMENTS, INC.
(S.E.C. I.D. No. 8-47883)

STATEMENT OF FINANCIAL CONDITIONS AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under

the Securities Exchange Act of 1934

as a Public Document.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47883

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2024_____ AND ENDING _____12/31/2024_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Freedom Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

[x] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant

[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Raritan Center Parkway
(No. and Street)

Edison   NJ   08837
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS REPORT

Albert G. Lowenthal   212-668-5782   Albert.Lowenthal@opco.com
(Name)   (Area Code - Telephone No.)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filling*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza   New York   New York   10112
(Address)   (City)   (State)   (Zip Code)

10/20/2003   34
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Freedom Investments, Inc., as of December 31, 2024, is true and correct. I further affirm that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Subscribed and sworn to before me on this
27th day of February 2025

Stephanie B. Napoli Notary Public

Freedom Investments, Inc.
Table of Contents
December 31, 2024

This report contains:

( ) (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

( ) (d) Statement of cash flows.

( ) (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

( ) (f) Statement of changes in liabilities subordinated to claims of creditors.

( ) (g) Notes to financial statements.

( ) (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

( ) (i) Computation of tangible net worth under 17 CFR 240.18a-2.

( ) (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

( ) (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

( ) (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

( ) (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

( ) (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

( ) (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

( ) (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

(**x**) (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

( ) (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

( ) (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

( ) (t) Independent public accountant's report based on an examination of the statement of financial condition.

( ) (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

( ) (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

( ) (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

( ) (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

( ) (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

( ) (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Freedom Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Freedom Investments, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2025

We have served as the Company's auditor since 2013.

Freedom Investments, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	1,111,804
Due from parent, clearing broker		2,755,133
Income tax receivable		8,184
Other assets		21,749
Total assets	$	3,896,870

Liabilities and Stockholder's Equity

Due to parent	$	45,889
Accrued expenses & other liabilities		12,827
Total liabilities		58,716

Stockholder's Equity

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	4,716,394
Cumulative deficit	(879,240)
Total stockholder's equity	3,838,154
Total liabilities and stockholder's equity	$ 3,896,870

The accompanying notes are an integral part of the Statement of Financial Condition.

1. **Organization**

    Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers online investing as well as discount brokerage services to a small number of individual investors throughout the United States.

    The Company is a wholly-owned subsidiary of Oppenheimer & Co. Inc. (the "Parent") whose ultimate parent is Oppenheimer Holdings Inc., a Delaware public corporation. The Company has a clearing agreement with the Parent to clear its security transactions on a fully disclosed basis.

2. **Significant Accounting Policies**

    The Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

    Accounting Standards Recently Adopted

    ASU 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

    In November 2023, the FASB issued this ASU to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The revised guidance requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), the title and position of the CODM and how the CODM uses the reported measures of segment profit or loss in assessing segment performance and make decisions about resource allocation, among other requirements. The Company adopted this guidance effective December 31, 2024. Refer to note 5 for additional information.

    Cash and Cash Equivalents

    The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. See note 6.

    Income Taxes

    The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

    The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and the results of recent operations.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

3. **Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2024, the Company had net capital of $3,808,222 which exceeded minimum capital requirements by $3,708,222.

4. **Income Taxes**

The Company is included in an affiliated group that files a consolidated Federal income tax return.

As of December 31, 2024, the Company has stand-alone net operating loss ("NOL") carryforwards in the state of New Jersey. The NOL carryforwards will expire through 2038. A full valuation allowance was recorded for the state NOL because management has determined that there is not enough evidence for that the realization of the deferred tax asset. There is no change in total valuation allowance during 2024.

As of December 31, 2024, the Company has no deferred tax assets or liability.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. As of December 31, 2024 generally, the Company's tax years 2019 and forward are subject to examination by the taxing authorities. Where tax returns have not been filed, the statute of limitations remains open indefinitely.

As of December 31, 2024, the Company has no unrecognized tax benefits. The Company's management does not expect the total amount of unrecognized tax benefits will materially change over the next twelve months.

5. **Segment information**

The Company is engaged in a single line of business as a securities broker-dealer, which is focused on providing online investing and discount brokerage services to a small number of individuals investors throughout the United States. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business. Additionally, the CODM uses excess net capital (see note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

6. **Related Party Transactions**

The Company has a clearing agreement with the Parent to clear its security transactions on a fully disclosed basis. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right. At December 31, 2024, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Cash of $2,755,133 is held in the Company's brokerage account with the Parent. The Company is included in the Parent's calculation of reserve requirements for the proprietary accounts of brokers.

At December 31, 2024, the Company had an amount due to the Parent of $45,889 related to operational expenses.

7.   **Subsequent Events**

The Company has performed an evaluation of events that have occurred since December 31, 2024 and through the date on which the Statement of Financial Condition was issued, and determined that there are no events that have occurred that would require recognition or additional disclosure.